Exhibit 99.1

Brookfield BUSINESS CORPORATION

REPORT OF VOTING RESULTS

Annual Meeting of Shareholders
June 10, 2025

National Instrument 51-102 – Section 11.3 (Canada)

The annual general meeting of shareholders of Brookfield Business Corporation (the “Corporation”) was held on Tuesday, June 10, 2025 at 9:00 a.m. in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 65,031,617 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 90.71% of the Corporation’s 71,694,067 issued and outstanding Exchangeable Shares on the record date for the Meeting, and one class B multiple voting share (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the one Class B Share was entitled to a total of 215,082,201 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the ten nominees proposed by management for election to the board of directors of the Corporation were nominated and elected at the Meeting by acclamation. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director:

Director Nominee	Votes For	%	Votes Withheld	%
Cyrus Madon	279,593,990	99.90%	268,437	0.10%
Jeffrey Blidner	277,344,556	99.10%	2,517,871	0.90%
David Court	279,649,745	99.92%	212,682	0.08%
Stephen Girsky	279,463,948	99.86%	398,479	0.14%
David Hamill	279,646,581	99.92%	215,846	0.08%
Anne Ruth Herkes	279,648,255	99.92%	214,172	0.08%
John Lacey	272,069,850	97.22%	7,792,577	2.78%
Don Mackenzie	279,782,671	99.97%	79,756	0.03%
Michael Warren	279,782,332	99.97%	80,095	0.03%
Patricia Zuccotti	279,751,664	99.96%	110,763	0.04%

Appointment of Auditors

The resolution to reappoint Deloitte LLP, as the external auditor of the Corporation to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Exchangeable Shares and Class B Shares, voting together as a single class:

Votes For	%	Votes Withheld	%
280,092,466	>99.99%	21,352	<0.01%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

Dated: June 10, 2025

BROOKFIELD BUSINESS CORPORATION

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Managing Director and General Counsel